AM 1-31-2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


02006005

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
JAN 2 5 2002

SEC FILE NUMBER
8- 20097

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12-1-00 (MM/DD/YY) AND ENDING 11-30-01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

HALLIBURTON & ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1487 GULF TO BAY BLVD.
(No. and Street)

CLEARWATER	FLORIDA	33755
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT J. BOVA — 813-870-3055
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROBERT J. BOVA, CPA, PA
(Name — *if individual, state last, first, middle name*)

4035 W. KENNEDY BLVD.	TAMPA	FLORIDA	33609
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 0 7 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DAVID J. HALLIBURTON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HALLIBURTON & ASSOCIATES, INC., as of 11-30-01, ____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public



Nancy L Bova
MY COMMISSION # CC735102 EXPIRES
April 19, 2002
BONDED THRU TROY FAIN INSURANCE, INC.

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

SEE NOTES TO FINANCIAL STATEMENTS

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HALLIBURTON & ASSOCIATES, INC.

REPORT ON EXAMINATION OF ACCOUNTS

NOVEMBER 30, 2001

ROBERT J. BOVA, P.A.
CERTIFIED PUBLIC ACCOUNTANTS
P.O. Box 20526
Tampa, Florida 33622

To the Board of Directors
Halliburton & Associates, Inc.
Clearwater, Florida

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying balance sheet of Halliburton & Associates, Inc. as of November 30, 2001, and the related statements of income and expense, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

This report is intended solely for the use of management, the U.S. Securities and Exchange Commission, the National Association of Security Dealers and certain State Securities and Exchange agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Halliburton & Associates, Inc. at November 30, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.



January 20, 2002
Tampa, Florida

HALLIBURTON & ASSOCIATES, INC.

BALANCE SHEET - NOVEMBER 30, 2001

ASSETS

ALLOWABLE ASSETS:		
Cash		$ 5,833
Trade receivables and deposit		44,547
Inventory - securities		97,238
Other assets		135
Total allowable assets		147,753
NON-ALLOWABLE ASSETS:		
Other assets and net property		29,425
TOTAL		$177,178

LIABILITIES AND OWNERSHIP EQUITY

AGGREGATE INDEBTEDNESS:		
Accrued expenses		$ 1,342
NON-AGGREGATE INDEBTEDNESS:		
Payable on inventory		12,812
Total liabilities		14,154
OWNERSHIP EQUITY:		
Capital stock, common, par value $.10 per share, authorized 7,500 shares; issued and outstanding 3,160 shares	$ 316	
Paid-in capital	16,691	
Retained earnings	146,017	163,024
TOTAL		$177,178

The notes which follow all the financial statements must be read for a more informed use, understanding and interpretation of this financial statement.

HALLIBURTON & ASSOCIATES, INC.

STATEMENT OF INCOME AND EXPENSE
FOR THE YEAR ENDED NOVEMBER 30, 2001

REVENUES:	
Trading in debt securities	$ 288,244
Other revenue	11,479
Total revenue	299,723
EXPENSES:	
Commissions - registered representatives	93,990
Fees and assessments, SEC and NASD	965
Interest	9,793
Salaries and wages	63,400
Other expenses	146,371
Total expenses	314,519
NET INCOME (LOSS)	$(14,796)

The notes which follow all the financial statements must be read for a more informed use, understanding and interpretation of this financial statement.

HALLIBURTON & ASSOCIATES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED NOVEMBER 30, 2001

STOCKHOLDERS' EQUITY, NOVEMBER 30, 2000	$ 177,820
ADD: Net income (loss) for the fiscal year ended November 30, 2001	(14,796)
STOCKHOLDERS' EQUITY, NOVEMBER 30, 2001	$ 163,024

The notes which follow all the financial statements must be read for a more informed use, understanding and interpretation of this financial statement.

HALLIBURTON & ASSOCIATES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED NOVEMBER 30, 2001

Cash flows from operating activities:	
Cash received from dealers and sundry receipts	$ 312,039
Cash paid on commissions & other overhead	330,159
Net cash provided from operating activities	(18,120)
Cash flows from investing activities:	
Inventory - bond decrease, net of debt	5,347
Cash flows from financing activities:	
Net decrease in cash	(12,773)
Cash balance, November 30, 2000	18,606
Cash balance, November 30, 2001	$ 5,833

The notes which follow all the financial statements must be read for a more informed use, understanding and interpretation of this financial statement.

HALLIBURTON & ASSOCIATES, INC.

COMPUTATION OF NET CAPITAL
NOVEMBER 30, 2001

TOTAL OWNERSHIP EQUITY		$163,024
DEDUCT: Non-allowable assets and other deductions	$29,425	
Haircuts on securities, pursuant to 15c3-1	6,807	36,232
NET CAPITAL		$126,792

NOTE: The net capital presented hereon is the same as the fiscal year end company prepared Focus Report (Part IIA) net capital.

HALLIBURTON & ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED NOVEMBER 30, 2001

1) BASIS OF ACCOUNTING
The Company's policy is to prepare financial statements on the basis of generally accepted accounting principles. This basis of accounting involves the application of accrual accounting, consequently revenues and gains are recognized when earned and expenses and losses are recognized when incurred. Financial statement items are recorded at historical costs and they therefor do not necessarily represent current values.

2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Security transactions are recorded on a trade date as prescribed by generally accepted accounting principles, the SEC and NASD.

3) TRADE RECEIVABLES
These represent amounts due from Penson Financial Services, Inc. applicable to commissions and clearing deposits. Penson Financial Services, Inc. is the Company clearing facility as of 11-30-01.

4) SECURITIES OWNED
The inventory of bonds owned at November 30, 2001 are valued at fair market value as of that date. All mark-to-market procedures and adjustments were materially complied with.

5) REGULATORY MATTERS
There were no material inadequacies at November 30, 2001 in the Company accounting system, the internal accounting controls, or in procedures regarding computations, examinations, counts, verifications, comparisons and recordations under Rule 17a-13(a), 15c3-3(c), 17a-13 and 15c3-3, however, due to limited Company personnel and the segregation of duties thereabout, additional audit procedures were necessary to assure that the flow of cash transactions were adequate, and that the "safety of assets" procedures were functioning.

6) CONTINGENCIES AND SUBSEQUENT EVENT MATTERS
There were no material contingent assets or liabilities brought to our attention during the course of our audit at November 30, 2001 or for the year then ended. Regarding FASB Statement 140, (effective 12-01) there was no inventory pledged, collateralized or having residual interest at the audit report date.